Impact X Partners , LLC
Statement of Cash Flows
(Unaudited)

	For the Period October 2, 2019 For the Year Ended December 31, 2019
Cash flows from operating activities:	
Net loss	$ (44,231)
Add back: Amortization expense	11,397
Changes in operating assets and liabilities:	
Product development	(23,692)
Software devewlopment	(22,040)
Accrued interest payable	14,937
Due from related party	(800)
Net cash used in operating activities	(64,429)
Cash flows from investing activities	
Payment for Mobile Applicaion and Software	(227,933)
Net cash used in investing activities	(227,933)
Cash flows from financing activities:	
Proceeds from issuance of common stock	200,000
Proceeds from Convertible Note	90,000
Proceeds from Maria Santoni	10,102
Net cash provided by financing activities	300,102
Net cash increase for period	7,740
Cash at beginning of period	-
Cash at end of year	$ 7,740
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ 2,606